Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Group Announces
Credit Agreement Capacity Increase of $50 Million

TORONTO, ONTARIO – January 3, 2017 - Just Energy Group Inc. ("Just Energy"), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that it has amended and restated its credit facility with its syndicate of lenders to increase the capacity under the credit facility by CDN $50 million to $342.5 million by adding a letter of credit facility (the "LC Facility").  The principal amount outstanding under the LC Facility is guaranteed by Export Development Canada ("EDC") under EDC's Account Performance Security Guarantee Program.

"We are pleased to announce the addition of the LC Facility through our long-time lender Canadian Imperial Bank of Commerce with the support of EDC alongside our other existing banking relationships," said Chief Financial Officer Pat McCullough. "Securing the LC Facility under EDC's Account Performance Security Guarantee Program validates our strong credit worthiness, business model and long-term outlook, while providing Just Energy with increased financial flexibility to support our growth strategy, focusing on new geographies, innovative products and new energy management solutions that will continue to disrupt the traditional utility model."

About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, and the United Kingdom, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass. Visit justenergygroup.com to learn more.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission's website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  617.461.1101
michael.cummings@alpha-ir.com